November 8, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Amendment No. 3. to Registration Statement on Form S-1 Filed November 4, 2024 File No. 333-282038

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated November 7, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No 3. to the Company’s Registration Statement on Form S-1, publicly filed on November 4, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment No. 5”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 5.

Amendment No. 3 to Registration Form on S-1

Capitalization, page 28

1.	We note your response to prior comment 2 and reissue the comment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 1-for-6 reverse stock split was given effect through the Company’s transfer agent, and the calculation was performed by dividing the number of Class A and Class B shares issued and outstanding as of October 24, 2024 (the date the reverse split was effective), on a stockholder-of-record by stockholder-of-record basis, by six, and by rounding any fractional shares up to the nearest whole share. The Company will supplementally provide the Staff with a sampling of the calculations effected by its transfer agent.

1270 Avenue of the Americas, Suite 2800 ◆ New York, NY 10020 ◆ Phone: (212) 980-7200 ◆ Fax: (212) 980-7292
CALIFORNIA DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

November 8, 2024

Balance Sheet, page F-3

2.	We note the changes you made in response to prior comment 5. Please address the following:

•	Basic and diluted (loss) per share of Class A and Class B common stock is calculated using the number of shares pre-reverse stock split.

•	The number of Class A shares issued and outstanding at June 30, 2024 on your balance sheet does not agree with the number of Class A shares reported at June 30, 2024 on your Statement of Stockholders' Equity (Deficit) and elsewhere in the filing.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has:

•	revised its calculations of basic and diluted (loss) per share of Class A and Class B common stock on the Statement of Operations and throughout Amendment No. 5 to give effect to the reverse stock split; and

•	has revised the number of Class A shares issued and outstanding at June 30, 2024 on the Company’s balance sheet to reflect the number of Class A shares reported at June 30, 2024 on the Company’s Statement of Stockholders’ Equity (Deficit). The previously reported number being a scrivener’s error and reflecting the number of Class A shares outstanding as of the date of the prospectus.

* * *

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.